                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended
                                (the "1935 Act")


HEI POWER CORP. GUAM
--------------------
(Name of foreign utility company)


HAWAIIAN ELECTRIC INDUSTRIES, INC.
----------------------------------
(Name of filing company, if filed on behalf of a foreign utility company)


Item 1

       The name of the entity claiming foreign utility company status is HEI Power Corp. Guam ("HPG"). HPG's business addresses are P.O. Box 21029, Barrigada, Guam, 96921-1029 and P.O. Box 3160, Honolulu, Hawaii, 96802-3160.
HPG is a Hawaii corporation and is a wholly-owned subsidiary of HEI Power Corp., a Hawaii corporation, which in turn is a wholly-owned subsidiary of Hawaiian Electric Industries, Inc., a Hawaii corporation ("HEI").

       Pursuant to a contract with the Guam Power Authority ("GPA"), an autonomous government agency serving the electric power needs of customers on Guam, HPG will assume operational control of GPA's Tanguisson power plant on or before November 24, 1996. HPG will refurbish, operate and maintain the plant for approximately 20 years. GPA's Tanguisson power plant generally consists of 2 oil-fired 26.5 megawatt steam turbine generators.

       Other than the Tanguisson power plant, HPG neither owns nor operates any other facilities used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for any purpose. HPG is not a public utility company and has no subsidiaries.

Item 2

       Hawaiian Electric Company, Inc. ("HECO"), Hawaii Electric Light Company, Inc. ("HELCO"), and Maui Electric Company, Limited. ("MECO") are

FORM U-57
HEI Power Corp. Guam


domestic associate public utility companies, as defined under section 2(a) of the 1935 Act, of HPG because HECO, HELCO, and MECO are wholly-owned, directly or indirectly, by a holding company, HEI, in common with HPG.

       HECO, HELCO, and MECO have no direct relationship with or own any interest in HPG. HECO, HELCO, and MECO have not and will not contribute funds to HPG or for the refurbishment, operation or maintenance of the Tanguisson power plant.

                                   EXHIBIT A

       The certification of the Public Utilities Commission, State of Hawaii (letter dated, November 27, 1995), required under section 33(a)(2) of the 1935 Act is attached hereto.

                                   SIGNATURE

       The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                            HAWAIIAN ELECTRIC INDUSTRIES, INC.



                            By:  /s/ Robert F. Clarke
                                 ---------------------
                                 Robert F. Clarke
                                 President and Chief Executive Officer


Date:  October 30, 1996

                                       2